[Janus letterhead]
November 16, 2010
VIA EDGAR
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0505

Re:	JANUS INVESTMENT FUND
1933 Act File No. 002-34393
1940 Act File No. 811-01879
Dear Mr. Greene:
On behalf of Janus Investment Fund (the “Registrant” or “JIF”), the purpose of this letter is to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission” or the “SEC”), as communicated by telephone on October 6, 2010, with respect to the preliminary prospectus/information statement on Form N-14 (the “Prospectus/Information Statement”) filed on September 3, 2010, relating to the merger of Janus Research Core Fund (the “Target Fund”) with and into Janus Growth and Income Fund (the “Acquiring Fund,” and together with the Target Fund, the “Funds”), each a series of JIF (the “Reorganization”). In addition, on October 8, 2010, the Registrant received a telephone call from staff accountant, Cindy Rose, indicating that she had no additional comments relating to the financial information contained within the Prospectus/Information Statement.
The Staff’s comments and the Registrant’s responses to Staff comments are as follows:
1.	Staff Comment: The Staff requested that the Registrant reflect in writing all comments and responses.
Response: The Registrant acknowledges the comment and confirms that it has complied.
2.	Staff Comment: Please explain the Registrant’s rationale for not seeking shareholder approval/consent of the Plan of Reorganization for the Target Fund.
Response: The Registrant believes that the Plan of Reorganization for the Target Fund does not require shareholder approval or consent (or an exemptive order) because the Reorganization meets the conditions set forth in Rule 17a-8(a)(3) under the Investment

Company Act of 1940, as amended (the “1940 Act”) and is not required under applicable state law or pursuant to the Target Fund’s governing documents.
Sections 17(a)(1) and 17(a)(2) of the 1940 Act generally prohibit an affiliated person, or an affiliated person of an affiliated person, of a registered investment company from knowingly purchasing securities or other property from, or selling securities or other property to, such investment company, subject to certain exceptions. Section 2(a)(3) of the 1940 Act defines an “affiliated person” of another person as, among other things, any investment adviser of an investment company (if such other person is an investment company), and “any person directly or indirectly controlling, controlled by, or under common control with, such other person.” With respect to the Reorganization, Janus Capital Management LLC (“Janus Capital”), as the investment adviser for both the Target Fund and the Acquiring Fund, is an affiliated person of the Funds and the Funds are treated as affiliated persons (or affiliated persons of affiliated persons) of one another. Thus, the Reorganization would ordinarily be prohibited by Section 17(a)(1) and Section 17(a)(2), absent an exemption by rule or order. Rule 17a-8 under the 1940 Act provides affiliated investment companies with an exemption from this general prohibition under Section 17(a), and further permits affiliated fund reorganizations without requiring shareholder approval, provided certain conditions are met. Each of these conditions has been met with respect to the Reorganization, as described further below.
Rule 17a-8 permits an affiliated fund reorganization without an individual exemptive application and without approval of the target fund shareholders, provided the reorganization satisfies four conditions included in Rule 17a-8(a)(3):
i.	No policy of the target fund that, under Section 13 of the 1940 Act, could not be changed without shareholder approval (a “fundamental investment policy”), is “materially different” from a fundamental policy of the target fund (“Condition 1”);
ii.	No advisory contract between the target fund and any investment adviser thereof is “materially different” from an advisory contract between the acquiring fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract (“Condition 2”);
iii.	Members of the Board of the target fund who are not “interested persons” of the target fund (“Independent Trustees”) and who were elected by its shareholders, will comprise a majority of the Independent Trustees of the acquiring fund (“Condition 3”); and
iv.	Any distribution fees (as a percentage of the fund’s average net assets) authorized to be paid by the acquiring fund pursuant to a plan adopted in accordance with Rule 12b-1 (“12b-1 fees”) are no greater than the 12b-1 fees (as a percentage of the fund’s average net assets) authorized to be paid by the target fund pursuant to such a plan (“Condition 4”).

The Registrant has met each of these conditions with respect to the Reorganization: (i) Condition 1: the fundamental investment policies of the Target Fund are substantially identical to the fundamental investment policies of the Acquiring Fund; (ii) Condition 2: the advisory contract between the Target Fund and Janus Capital is substantially identical to the Acquiring Fund’s advisory contract with Janus Capital, post-Reorganization; (iii) Condition 3: the Funds share a common Board of Trustees, all of whom are Independent Trustees; and (iv) Condition 4: any 12b-1 fees payable with respect to a class of the Acquiring Fund will be no greater (as a percentage of net assets) than the corresponding class of the Target Fund. Based on this information, each of Conditions 1-4 of Rule 17a-8 is satisfied. In addition to each of the above factors, the services provided to shareholders of the Target Fund are expected to remain the same after the Reorganization.
The Registrant notes that Rule 17a-8 also requires a finding by the Board of Trustees, including by a majority of the Independent Trustees of the Target Fund, that: (1) participation in the Reorganization is in the best interests of the Target Fund; and (ii) the interests of the Target Fund’s existing shareholders will not be diluted as a result of the Reorganization. The Board of Trustees of the Funds, all of whom are Independent Trustees, has made these findings with respect to the Reorganization. The Registrant also notes that neither state law to which it is subject, nor the governing documents of the Registrant, require shareholder approval of the Plan of Reorganization.
Given that the Target Fund has satisfied Conditions 1-4 of Rule 17a-8, shareholder approval of the Plan of Reorganization is not required.
3.	Staff Comment: The Staff asked that the Registrant confirm that disclosure related to the Board’s role with respect to oversight of the Funds is included.
Response: The Registrant acknowledges the comment, however, it does not believe the disclosure is relevant to the Prospectus/Information Statement. Item 13 of Form N-14 requires the disclosure of this information when a transaction is being submitted to shareholders for approval or consent, neither of which is necessary for a reorganization permitted under Rule 17a-8 of the 1940 Act, as discussed above.
4.	Staff Comment: Please indicate where in the Target Fund’s prospectus shareholders have been informed of the Registrant’s ability to merge their Fund without their prior approval.
Response: As discussed, the Target Fund’s prospectus reflects disclosure in the “Other Information” section under the heading Liquidation/Reorganization of a Fund. Specifically, the disclosure states, in part, “. . . the Trustees have the authority to merge, liquidate, and/or reorganize a Fund into another fund without seeking shareholder vote or consent.”
5.	Staff Comment: Please indicate whether shareholders of the Target Fund will be informed as to their option to redeem or exchange their shares prior to the consummation of the Reorganization.

Response: The Registrant confirms that information relating to a shareholder’s ability to redeem or exchange their shares is included in the Prospectus/Information Statement. In addition, shareholders that purchase shares of the Target Fund subsequent to the record date as indicated in the Prospectus/Information Statement will receive a prospectus supplement that informs them of the pending Reorganization and their potential options. This supplement was filed with the SEC on November 1, 2010.
6.	Staff Comment: With respect to securities held by the Target Fund, please state whether the securities that are to be sold as a result of the Reorganization will be identified as such on the Statement of Investments.
Response: The Registrant acknowledges the comment and responds by noting that due to the similarities of the Target Fund and the Acquiring Fund and the securities held in their respective portfolios, the securities that may be sold have not been marked because the securities held can meet the parameters for either Fund’s investment strategy. There is no expectation or determination at this time that the Registrant intends to sell securities as a result of the Reorganization.
7.	Staff Comment: The Staff requested that the footnotes to the Fees and Expenses tables follow the Expense examples.
Response: The Registrant acknowledges the comment and confirms that it has complied.
8.	Staff Comment: The Staff requested that the Registrant add the reference “and classes” to the statement in footnote (6) of the Fees and Expenses tables related to the expense limitations for each Fund.
Response: The Registrant acknowledges the comment and confirms that it has complied.
9.	Staff Comment: With respect to the Principal Investment Strategies outlined for both Funds, the Staff asked whether the term “bonds” in the bullet point stating “securities convertible into common stocks or preferred stocks, such as convertible preferred stocks, bonds, and debentures” included “junk bonds.”
Response: The Registrant acknowledges the comment and confirms that such reference to “bonds” could include “junk bonds” but notes that it is unlikely that either Fund would invest in “junk bonds.”
10.	Staff Comment: With respect to the Principal Investment Strategies outlined for the Target Fund, the Staff asked whether the parenthetical “(including the use of derivatives)” reflected in the bullet point stating “other securities with equity characteristics (including the use of derivatives)” should be added to a similar bullet point for the Acquiring Fund.”
Response: The Registrant acknowledges the comment and responds by noting that the parenthetical is not currently part of the Acquiring Fund’s investment strategies.

11.	Staff Comment: With respect to the Principal Investment Strategies outlined for both Funds, the Staff asked the Registrant to expand a discussion regarding the use of derivatives to include the types of derivatives in which the Funds intend to invest as well as any potential limits.
Response: The Registrant acknowledges the comment and responds by noting that the derivatives disclosure reflected in the Principal Investment Strategies has been removed as neither Fund invests in derivatives as part of its principal investment strategy.
12.	Staff Comment: With respect to the Purchase and Sale of Fund Shares outlined for both Funds, the Staff requested the Registrant include a statement indicating that shareholders of certain classes can transact business directly with the Registrant.
Response: The Registrant acknowledges the comment and confirms that it has complied.
13.	Staff Comment: The Staff requested that the Registrant include a “total” line item to the capitalization table.
Response: The Registrant acknowledges the comment and confirms that it has complied.
14.	Staff Comment: The Staff indicated that language regarding maintaining liquidity contained in the “Cash Position” section should be revised.
Response: The Registrant believes the disclosure describing a Fund’s ability to temporarily increase its cash position, under unusual circumstances, to protect assets or maintain liquidity in certain circumstances (e.g., to meet unusually large redemptions) is appropriate and no modifications are necessary at this time.
15.	Staff Comment: The Staff referenced the Funds’ ability to invest in inverse floaters and recommended that appropriate risk disclosure be made relating to this type of investment.
Response: As discussed during the call, the reference noted is in the “Glossary of Investment Terms” and is not part of the Fund’s investment strategy. Further, the Registrant believes that appropriate risk disclosure is reflected in the Funds’ SAI, which has been incorporated by reference into the Prospectus/Information Statement.
16.	Staff Comment: The Staff noted that pursuant to Rule 483 of the Securities Act of 1933, the Registrant should furnish a separate new power of attorney (POA), rather than incorporate POAs utilized for previous filing.
Response: The Registrant believes that it may incorporate POAs, as any other required exhibit, by reference to previous filings containing the POAs. The Registrant does not believe that it is required to have separate POAs executed and filed with respect to each filing. The POAs relate to filings applicable to the Registrant’s current registration statement, as required by Rule 483, and the Board of Trustees ratifies the POAs previously filed in connection with upcoming filings, including this one. The Registrant believes that its practices with respect to POAs are consistent with industry practice.
17.	Staff Comment: The Staff requested that the Registrant provide a Tandy representation in a response letter to be filed as correspondence separate from the filing.
Response: The Registrant provides its responses below.
The Registrant acknowledges responsibility for the adequacy and accuracy of the disclosure in the filing. In addition, the Registrant acknowledges that Staff comments, or changes to disclosure in response to Staff comments in the filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the filing.
If you have any concerns regarding the above responses, please call me at (303) 336-4045. Thank you for your assistance in this matter.
Regards,
/s/ Robin Nesbitt
Robin Nesbitt
Legal Counsel

cc:	Stephanie Grauerholz-Lofton, Esq.
Donna Brungardt